# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PEPGEN INC., CIK 0001835597
CUSIP: 713317105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 321 Harrison Avenue, 8th Floor, Boston, Massachusetts (MA), 02118
Date of event which requires filing of this statement: 09/26/2025
Amends the filing with accession number 0001104659-22-063397
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,099,753; sole dispositive power 0; shared dispositive power 20,099,753; aggregate amount beneficially owned 20,099,753 (29.2% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,099,753; sole dispositive power 0; shared dispositive power 20,099,753; aggregate amount beneficially owned 20,099,753 (29.2% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,099,753; sole dispositive power 0; shared dispositive power 20,099,753; aggregate amount beneficially owned 20,099,753 (29.2% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 18,554,273; sole dispositive power 0; shared dispositive power 18,554,273; aggregate amount beneficially owned 18,554,273 (27% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: PEPGEN INC.
Address of issuer's principal executive offices: 321 Harrison Avenue, 8th Floor, Boston, Massachusetts (MA), 02118
Comment: This Amendment No. 4 (this "Amendment No. 4" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 20, 2022 and amended on June 23, 2022, February 13, 2024 and March 11, 2024 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

The Reporting Persons' beneficial ownership of the Issuer's common stock consists of (i) 18,554,273 shares of common stock directly held by the Fund; (ii) 1,302,600 shares of common stock directly held by the RA Capital Nexus Fund II, L.P. (the "Nexus Fund II"); (iii) 207,672 shares of common stock directly held by a separately managed account (the "Account"); and (iv) a total of 34,722 shares underlying vested stock options (right to buy), and 486 shares underlying stock options (right to buy) which shall vest within 60 days of this filing held by Dr. Joshua Resnick for the benefit of RA Capital.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund, the Nexus Fund II, and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund, the Nexus Fund II or the Account. The Fund and the Nexus Fund II have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund and the Nexus Fund II, and each of these funds has divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice. The Fund and the Nexus Fund II disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Statement other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund, the Nexus Fund II and the Account. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On September 26, 2025, the Fund purchased 9,375,000 shares of common stock at a price of $3.20 per share from the underwriters of the Issuer's public offering (the "2025 Public Offering"). The aggregate purchase price for all securities acquired by the Fund in the 2025 Public Offering was $30.0 million, which was funded by the working capital of the Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 68,737,224 shares of common stock outstanding as of September 26, 2025, as disclosed in the Issuer's prospectus supplement dated September 24, 2025 filed with the SEC on September 25, 2025, and giving effect to stock options, to the extent exercisable within 60 days hereof, as referenced herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

No. Price Per
Transaction Purchaser Date Shares Share ($)

Vest Stock Option (Right to Buy) RA Capital 08/06/2025 243 (1)
Vest Stock Option (Right to Buy) RA Capital 09/06/2025 243 (1)
Purchase (2025 Public Offering) Fund 09/26/2025 9,375,000 3.20
Vest Stock Option (Right to Buy) RA Capital 10/06/2025 243 (1)(2)
Vest Stock Option (Right to Buy) RA Capital 11/06/2025 243 (1)(2)

(1) This option represents a right to purchase a total of 11,667 shares of the Issuer's common stock, which began vesting from May 6, 2022 and vested with respect to 25% of the shares on May 6, 2023, with the remainder vesting in 36 equal monthly installments, subject to Dr. Joshua Resnick's continuous service to the Issuer through each vesting date. These options have an exercise price of $12.00 per share.

(2) Represents future vesting within 60 days from the filing date of this Schedule 13D/A.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Lock Up Agreement

In connection with the 2025 Public Offering, each of the Issuer's directors and executive officers, including Dr. Resnick, entered into a customary lock-up agreement with the underwriters with respect to its common stock, for a period of 60 days (the " 2025 Lock-up Agreement").

The foregoing description of the 2025 Lock-up Agreement is not complete and is qualified in its entirety by reference to the full text of the form of the lock-up agreement attached hereto as Exhibit 99.2 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D/A filed with the SEC on March 11, 2024).

Exhibit 99.2 Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement dated September 24, 2025 filed as Exhibit 1.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on September 26, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (09/30/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (09/30/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (09/30/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (09/30/2025)